VIA EDGAR

November 19, 2021

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southwest Gas Holdings, Inc.

Soliciting Materials on Schedule 14A filed by Carl C. Icahn, Icahn Partners LP,

Icahn Partners Master Fund LP, et al.

Filed on November 15, 2021

File No. 001-37976

Dear Mr. Hindin:

On behalf of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP and the other parties named on the DFAN filed on November 15, 2021 relating to Southwest Gas Holdings, Inc. (the “Icahn Parties”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s November 15, 2021 letter. For ease of reference, the Staff’s comment is set forth in italic type immediately before the Icahn Parties’ response below.

Soliciting Materials on Schedule 14A

Exhibit 1, page 18

1.

Page 18 of the presentation filed as Exhibit 1 to the soliciting materials filed on Schedule 14A illustrates via bar graph a “70% upside” to the share price of Southwest Gas Holdings, Inc. and provides a breakdown of the source of such price appreciation. Valuation claims included in proxy materials “[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.” Refer to Exchange Act Release No. 16833 (May 23, 1980). Please provide us with the basis for such estimate and each breakdown, e.g. $8 appreciation from “Increase Rate Base,” $15 from “Increase Profits,” etc., including any assumptions, qualifications or limitations. Please also include in future filings making similar claims disclosure that assists shareholders’ understanding of the basis for and the limitations on the projected share appreciation to $120 per share.

Response: We respectfully advise the Staff that the bar graph on page 18 of Exhibit 1 to the soliciting materials filed by the Icahn Parties on November 15, 2021 is derived from information that is available in the reports filed by Southwest Gas Holdings, Inc. with the SEC pursuant to the Exchange Act and other publicly available information. The basis for the estimate is as follows:

Return on Equity Improvement
(in thousands, except per share amounts)
Actual Return on Equity	7.1%
Allowed Return on Equity	9.4%

Increase	2.3%
Utility Book Value	$2,233

Increase in Net Income	$51
Shares	60

Earnings Per Share	$0.85
Peer Price to Earnings	18.2x
Increase in Share Price	$15.00 (3)

Yet to be Approved Capital Expenditures (includes COYL, VSP and CDMI)[1]
(in thousands, except per share amounts)
Missing Capital	$570	(2)
Equity Percentage	50%

Equity Base	$285
Allowed Return on Equity	9.4%

Earnings	$26.7
Shares Outstanding	60

Earnings Per Share	$0.44
Peer Price to Earnings	18.2x
Increase in Share Price	$8.00	(3)

(1)

Defined in Southwest Gas Holdings, Inc.’s Form 10-Q for the Quarterly Period ended September 30, 2021, as filed with the SEC on November 9, 2021 (the “Form 10-Q”), as the Customer-owned Yard Line (“COYL”) program, Vintage Steel Pipe (“VSP”) program, and Customer Data Modernization Initiative (“CDMI”).

(2)	Reflects the following based on the information disclosed regarding the COYL, VSP and CDMI programs in the Form 10-Q and the dockets relating to each of the matters as set forth below:

Type of Matter	Amount	Source of Information
VSP (Suspended February 2020 Filing)	$218	AZ Docket No. G-01551A-19-0055, dated May 28, 2021 re: VSP, located at E000013794.pdf (azcc.gov) (see page 7 of the application)

VSP (August 1, 2019 to December 31, 2020)	$90	AZ Docket No. G-01551A-19-0055, dated May 28, 2021 re: VSP, located at E000013794.pdf (azcc.gov) (see page 7 of the application)

COYL (February 2020)	$82	AZ Docket No. G-01551A-19-0055, dated May 28, 2021 re: COYL, located at 0000205234.pdf (azcc.gov) (see page 5 of the findings of fact)

COYL (February 2021)	$93	AZ Docket No. G-01551A-19-0055, dated May 28, 2021 re: COYL, located at 0000205234.pdf (azcc.gov) (see page 5 of the findings of fact)

CDMI Total	$174	AZ Docket No. G-01551A-19-0064, dated March 29, 2019, re: CDMI, located at E000004095.pdf (azcc.gov) (see page 3 of the testimony of Randi L. Cunningham)

CDMI Operations and Maintenance Expenses	$(24)	AZ Docket No. G-01551A-19-0064, dated March 29, 2019, re: CDMI, located at E000004095.pdf (azcc.gov) (see page 4 of the testimony of Randi L. Cunningham)

Estimated Reduction	$(63)	Estimate of the Icahn Parties that the total amount will be reduced by approximately 10% by the court as part of the review process

Total	$570

(3) Rounded to the nearest whole dollar for the purposes of the Exhibit.

On behalf of the Icahn Parties, we respectfully advise the Staff that if the foregoing information is contained in any future filings made by the Icahn Parties with the SEC, the Icahn Parties will include additional disclosure that reflects the basis for such information.

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd E. Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Jesse Lynn, Esq., Icahn Enterprises L.P.

Todd Mason, Thompson Hine LLP

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